Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a transcript of a conference call held by iManage, Inc. on October 22, 2003 relating to its financial results for the third quarter of 2003.

Operator:

Good afternoon. My name is (Lisa) and I will be your conference facilitator today. At this time I would like to welcome everyone to the iManage Third Quarter Results conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time, simply press Star then the number 1 on your telephone keypad. If you would like to withdraw your question press Star then the number 2 on your telephone keypad. Thank you.

Ms. Lee, you may begin your conference.
Jennifer Lee:	Thank you (Lisa). Good afternoon and thank you for joining us as iManage discusses its results for the third quarter of 2003. I am Jennifer Lee, Director of Corporate Development and Investor Relations. With me today are Mahmood Panjwani, iManage’s President and Chief Executive Officer, Joe Campbell, our Chief Operating Officer, and John Calonico, our Chief Financial Officer.

Before we begin I would like to remind you that this conference call contains time sensitive information that is accurate as of the date of this broadcast, October 22, 2003 only. This call and any recordings are the property of iManage Incorporated. Any rebroadcast of this call in any form without iManage’s written consent is prohibited.

This conference call contains forward-looking statements regarding the company’s financial results, financial outlook, merger and acquisition activities, products, and other business developments that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those referred to in the forward looking statements.

Such risks and uncertainties include but are not limited to those set forth in the company’s press announcement released today to accompany this conference call and a definitive joint proxy statement filed by Interwoven with the SEC on October 8, 2003 and in iManage’s periodic filings with the SEC including its annual report on Form 10-K and its quarterly reports on Form 10-Q under the heading Factors That May Impact Future Operating Results.

A copy of today’s press release has been filed with the Securities and Exchange Commission on Form 8-K. The statements made during this conference call are based on the information available to iManage today and the company does not undertake any obligation to update or correct them at any point in the future.

This conference call will include a discussion of non-GAAP financial measures as defined in Regulation G. The most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures and the company’s consolidated financial statements prepared in accordance with GAAP have been included in separate schedules with our press release.
The press release and the accompanying financial statements have been posted on the company’s web site at www.imanage.com in the News and Events section and have been filed with the SEC.
Now I will turn the call over to iManage’s President and Chief Executive Officer, Mahmood Panjwani.
Mahmood Panjwani:

Thank you Jennifer. Good afternoon everyone. This afternoon we announced record financial results for the third quarter of 2003, exceeding analysts’ expectations on both the top and bottom line. Our revenues were the highest in the company’s history and once again we posted pro forma profitability. We achieved these results in what historically has been a seasonally weak quarter for iManage as well as the software industry in general.

For the quarter, total revenues were $12.4 million, up 29% from last year and 5% sequentially. Our pro forma net income was $293,000 and our pro forma net income per share was 1 cent. Our balance sheet remains solid. At quarter end cash and investments totaled $40 million, days sales outstanding were 53 days.

John Calonico, our Chief Financial Officer, will discuss our financial results in greater detail later in the call. Needless to say, we are all extremely pleased with our financial execution in the third quarter.

iManage continued its new customer acquisition, adding 54 customers in the third quarter. New customers came from all our core industry vertical markets. iManage now has more than 1400 customers worldwide.

In the financial services industry, iManage signed numerous new Work Site customers. For example, the investment group of Citigroup Global purchased iManage Work Site as its project management solution to manage and collaborate on its investment activity.

Another example is First Southwest Company, one of the largest privately held regional investment banking firms which purchased Work Sites to enable its geographically dispersed bankers to find and collaborate on documents and deals.

Other new and existing financial services customers purchasing iManage Work Site licenses in the third quarter included Aon Re Worldwide, (Main Capital), (NASD), Rothschild, and internationally Global Investment Management in the U.K., Planwealth in Australia, and CommerzBank in Southeast Asia.

New and existing manufacturing customers purchasing licenses of iManage Work Site in the third quarter included Cooper Tire and Rubber, Cyberonics, (Carter Company), Motorola, and Tyco International.
Tyco’s accounting group selected iManage Work Site for risk management in the area of Sarbanes-Oxley. The group plans to use Work Site to ensure valuable documents are not mismanaged or discarded which can result in fines and penalties.

We also showed notable strength in the government vertical. New government customers in the third quarter included the United States House of Representatives, General Services Administration, and the Federal Communications Commission.

Existing customers including the United States Department of Homeland Security, United States Department of Justice, the Bureau of Citizenship and Immigration Services also purchased additional licenses of Work Site.

Our leadership position within the professional services industry specifically among legal firms continued in the third quarter accelerating our market share gain in this vertical. We saw strong customer growth with new firms purchasing and switching to iManage Work Site. In fact, in the third quarter 14 firms converted to Work Site from our largest legal competitor.

New and existing law firms purchasing iManage Work Site licenses in the third quarter included Brown McCarroll, Heller Ehrman, (Hollin Hart), Holman Fenwick and Willan, Holland & Knight, Kilpatrick Stockton, (Macarthur English), Morgan Lewis, Paul Hastings, (Ship Hardeman Way), Swidler Berline Sherreff and Wilkie Farr.

One of the fastest growing segments in the professional services vertical is our international business. The largest firm in Spain, Garrigues, switched to iManage Work Site as did Uria and Menendez, another prominent law firm in Spain.

In France DePardieu, one of the most prestigious firms in the country purchased Work Site. And in the U.K. Masons purchased additional licenses and Mayer Brown bought new licenses of iManage Work Site for its U.S. and U.K. offices.

.	Professional services firm purchasing licenses of iManage Work Site included Deloitte and Touché and (Cameron’s) Chartered Accountants and (Beckheed MRI), both in Australia

Other notable customer wins in the third quarter included TargetRX, Amnesty International, and Johnson & Johnson who stated upon the selection of Work Site and I quote, “We are very excited about moving forward with iManage and are pleased to be working with a world class organization.”

Additionally, Borland Software, Network Associates, the Southern Association of Colleges, the Houston Zoo, and Novartis in Switzerland purchased licenses of iManage Work Site.

The third quarter was significant for product and technology development. For Work Site MP, the multi track suite targeted at lower enterprises iManage introduced its series of enhancements in the third quarter.

Work Site MP 3.1 helps to reduce total cost of ownership by simplifying administration and support for global implementations. The new features also aid compliance by improving the ability of organizations to track work flows and archive completed projects.

There is also more support for industry standard web and application servers, enabling a broader range of enterprises to take advantage of iManage Work Site MP. Overall this will help our customers achieve a higher return on their investment.

In regards to compliance, the Sarbanes-Oxley Act of 2002 has become a major focus to virtually every public company. Recently we announced a solution that enables iManage users to leverage their investment in Work Site for compliance.

We introduced a setup template, pre-defined work flows and collaborative work spaces for supporting corporate governance. The solution is designed to deliver the lowest total cost of compliance driven by rapid deployment and ease of adoption.

Additionally, users can configure the solution quickly without extensive reprogramming as processes and regulations change. These templates include a Board of Directors work space, internal and external audit work space, corporate policy work space, the financial statement work spaces for 10-Ks, 10-Qs, and research reports.

All of these work spaces have been used by iManage for almost a year. We have our own Board of Directors work space as well as work spaces for the audit, compensation and special committees. We are already working on the documents such as a quarterly 10-Q filing and our annual report within a dedicated, secure work space. And our customers are using our products for the same processes.

For example, major hospitals purchased Work Site for its Board of Directors (unintelligible) system. And immediately after announcing our new template, Tyco International purchased Work Site to help with its internal compliance strategy.

We also announced a major new release of our flagship iManage Work Site suite targeted primarily at professional services firms. With the introduction of iManage Work Site 8, iManage is redefining the role of document management for businesses worldwide.

iManage Work Site 8 moves beyond DM with functionality including email management, data centralization, intranet and extranet support, and knowledge management. Customers have already welcomed the announcement of Work Site 8 enthusiastically.

For example, the CIO of Foley & Lardner, a leading law firm, stated and I quote, “As a long time iManage client, I’ve seen Work Site evolve over time. Version 8 is a huge step toward—forward for iManage and a bold move beyond traditional document management.”

iManage’s partnership program which includes more than 150 system integrators, VARS and (unintelligible) partners, is invaluable because of the support our partners provide our customers.

In the third quarter iManage announced a new partnership with Kofax that will bring higher scanning capability to users of Work Site. Kofax’s product will be tightly integrated with Work Sites to provide users with a complete, out of the box capture and collaboration solution.

Scanned documents will be delivered automatically into Work Site, capturing the information alongside all project work within the repository. Entology which serves a global 1000 client base and has a strong presence in the investment banking, pharmaceutical, and real estate markets, has become an iManage systems integrator. Entology is already actively working with iManage customers including closing a first deal with iManage TargetRX in the third quarter and helping customers extend their installment of Work Site.

iManage partner Onset announced that they will support iManage Work Site 8 by enabling mobile users to access their documents management system from their (Rim) Blackberry.
We also furthered our relationship with (Work Share) offering Work Site users new expanded document comparison capabilities.

Our strong execution was recognized globally in the third quarter. iManage was one of the premier exhibitors at LawNet in Boca Raton, Florida and at a new compliance corporate conference compliant solutions in Boston.

The company also spoke and was represented by customers at several conferences including Delphi Enterprise Summit, and Enterprise Content Management Conference, Legal Tech San Francisco, and Legal Tech September New York.

Overseas iManage’s support of its many customers led to its being voted eLOTIE’s Vendor of the Year. The eLOTIEs is a prestigious technology award recognizing companies in the U.K. for the latest innovations in e-commerce, knowledge management, and web based technology for the legal sector. iManage was nominated for this award by its customers in the U.K. demonstrating our increased loyalty and customer base in Europe.

Now let me comment on our pending merger with Interwoven. Ten weeks ago we announced our definitive agreement to merge with Interwoven. And today we continue to be completely convinced that this combination is right. And our customers, prospects, partners, and employees have showed great support for this proposed transaction.

To date we have made significant progress towards closing the merger. We have already announced that the Federal Trade Commission granted early termination of the anti-trust waiting period under the (Hart Scott Rodino) Act. Our joint filing with the SEC on Form F-4 was declared effective on October 9 and the proxy has been mailed to stockholders. And we have announced that each company will hold a special meeting of stockholders to vote on the proposed merger on November 18.

We are also working closely to ensure that the combined businesses will get off to a quick start immediately after the close of the transaction. Our respective teams in R&D, product management, sales, marketing, and administration are already familiar with one another and are actively planning our joint future.

With our existing reseller agreement, our sales teams have focused on gaining traction around cross-selling and upselling opportunities and have already closed deals. In fact, for the third quarter iManage closed nine transactions worth approximately $600,000 of license revenue under the Interwoven reseller agreement.

These iManage product revenues were generated as a result of collaborative resale efforts between Interwoven and iManage’s sales force including referrals of iManage sales force to Interwoven.
Looking forward we are building a solid business plan that will enable us to quickly and successfully execute across all functional areas in the company once the merger is completed.
We also announced today that iManage plans to acquire Component Insights India Private Limited. Component Insights is a 22-person software development company based in Bangalore, India with a highly qualified and functional R&D team. The transaction value is approximately $400,000 in cash and is subject to customary closing conditions.

We expect the transaction to close in the Q4 timeframe. With the acquisition of Component Insights we will expand our infrastructure to create an even larger, world class software development team.

Interwoven is also very supportive of the transaction and is very excited about the potential to expand its presence and R&D capabilities in India. Upon the completion of our proposed merger the new combined company will have a sales presence in (Moombi), India, a current Interwoven office, and the new R&D team in Bangalore.

Overall our achievements and results in the third quarter were excellent. I’m extremely pleased with our overall performance. Now I’ll turn the call over to our Chief Financial Officer, John Calonico, who will discuss the third quarter financial results in greater detail. John?

John Calonico:	Thank you (Mahmood). Our third quarter revenues were $12.4 million, once again the highest in the company’s history, up 29% from a year ago and 5% from the second quarter of 2003. Of third quarter revenues, 44% was generated from software license fees and 56% was from customer support and professional services.

Software license revenues increased 3% sequentially and 32% when compared to the third quarter of last year. Support and services revenues increased 7% over the second quarter and 28% from a year ago.

Third quarter gross margin was 81%, up slightly from the second quarter. Gross margin on licenses was 93% whilesupport and services gross margin was 71% of related revenues.

For the quarter, total pro forma operating expenses were $9.7 million, a decrease of 3% from last year and up 3% from the second quarter. The increase in the operating expenses from the second quarter of 2003 was primarily due to expenses associated with funding the operations in India and variable costs associated with higher revenues.

Headcount which is our primary cost driver was essentially flat with the second quarter and totaled 229 employees at quarter end.

With the combination of increasing revenues and continued expense management, we generated pro forma operating income for the third quarter of $283,000 as compared to a $2.25 million loss last year and break even results last quarter.

Our—on the bottom line our pro forma net loss was 293—or net income was $293,000 or 1 cent per share, including pro forma adjustments relating to the impact of merger costs, deferred stock compensation, intangible asset amortization, and their related tax impact. Our net loss was $853,000 or 3 cents per share on a GAAP basis.

The share count used in computing net income per share was 26.7 million shares while the shares used in computing GAAP net loss per share was 24.6 million shares.

Turning to the balance sheet, we continue to maintain a very liquid and flexible financial position with 71% of our total assets in cash and investments. At quarter end we had cash and investments of $40 million. As anticipated, we used approximately $800,000 in cash for the quarter while on a year to date basis we generated approximately $1.9 million in cash.

Days sales outstanding continue to be well below our targeted range of high 70 to mid 80 days. At quarter end, days sales outstanding were 53 days as compared to 73 days at year end and 56 days at the end of the second quarter. Days to collect were positively affected by revenue linearity in the quarter and strong collection efforts.

As anticipated, deferred revenues which consist principally of deferred maintenance decreased to $11.3 million from $14.3 million at June 30. The decrease in deferred revenues was primarily due to fewer maintenance renewal opportunities in the third quarter and a change in maintenance renewal periods in connection with the proposed merger with Interwoven.

Consistent with previous quarters, our maintenance renewal rates continue to be very strong and we’re in the mid 90% range for the third quarter.

In summary, given that the third quarter has historically been a challenging one for iManage, we could not be more pleased with our financial results. Our numbers were solid and our financial execution was strong.

Now let me provide you with our thoughts regarding guidance for the combined company. Assuming the merger with Interwoven closes in the fourth quarter, we anticipate that we will update you shortly after closing with our initial comments regarding the combined company financials.

However, given all of the accounting intricacies that we will be working on after the closing we anticipate that we will provide a more thorough update on the combined company financials after the Q4 timeframe.

Therefore, we would expect to provide our combined 2004 guidance in January in connection with the release of our Q4 2003 financial results.

Next I would like to share our guidance regarding iManage’s stand alone outlook for the fourth quarter of 2003. Heading into the fourth quarter and in view of our third quarter performance, we are comfortable raising our estimate for the fourth quarter revenues slightly from our previous guidance.

Accordingly, we expect top line revenues to increase a few percentage points above levels posted in the third quarter. We expect our overall gross margin percentage to be roughly consistent with the third quarter. We expect our operating expenses to remain essentially flat on a sequential basis with any increase associated with revenue opportunities. This guidance includes the operating expense of Component Insight, the Bangalore R&D operation.

Lastly we anticipate pro forma bottom line results on a per share basis to fall within a range of 1 to 2 cents profit per share. And we have assumed a diluted share count of 27.2 million shares.

Again, please be aware that we provide this financial guidance based on iManage’s stand alone entity. Given our proposed merger with Interwoven, it is important to note that our current expectations should not be considered purely additive to Interwoven’s Q4 expectations if the merger closes in the fourth quarter.

Combined results will be impacted by many factors including the timing of the transaction closure, purchase accounting adjustment, and the existing partnership relationship with Interwoven.

Now let me turn the call back to Mahmood.

Mahmood Panjwani:	Thank you John. Once again, we have delivered a very strong quarter with solid results in each and every metric—record revenues, profitability, new customer wins, product innovation, company recognition, and overall performance. In fact I can safely say that our overall Q3 of 2003 performance was the strongest quarter in the history of iManage.

And as we enter Q4 of 2003 iManage is the strongest it has ever been. We have outstanding technology and products. We have great customers and partners. We have a solid, long term base of shareholders. We have a world class management team that knows how to run a world class operation. And above all, we have the very best of employees that you can find anywhere in the world.

It has been eight years since we founded iManage. In those eight years we have gone through the pains and thrills of a startup, the excitement of an IPO, and the suffering and perseverance of the worst downturn in the history of our industry. We have now come back full circle to be the strongest that we have ever been.

So it is ironic that with our pending merger of Interwoven, this is my last call with you all as the CEO of iManage. These last eight years have been an incredible journey and an amazing learning experience for me.

I want to take this opportunity to thank all of you who have helped and supported us. I want to thank the amazing customers and partners of iManage and most importantly I want to thank the people of iManage. I feel extremely fortunate and truly grateful to have had this opportunity.

Looking ahead, our company stands at a very exciting time with our pending merger with Interwoven. As Vice Chairman of the Board of the combined company, I will continue to focus on our execution. There is no doubt that under the inspiring and charismatic leadership of (Martin Braun) we will be the dominant next generation enterprise content management vendor.

Now I’d like to open the call to questions. Operator, please open the line.

Operator:	At this time I would like to remind everyone, if you would like to ask a question please press Star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Please hold for your first question. Your first question comes from (Jennifer Swanson) with Piper Jaffray.

(Jennifer Swanson):	Hi guys. My first couple of questions are just sort of bookkeeping. How many quota carrying reps did you end the quarter with and what was the average deal size in the quarter?

Joe Campbell:	Yeah, this is Joe Campbell. I’ll take that one. Flat from last quarter.

(Jennifer Swanson):	Okay, and in terms of—you guys have a pretty impressive network of partners both on the SI and on the ISP side. Have you seen any changes in that partner network with the impending closure of the Interwoven acquisition?

Joe Campbell:	Absolutely, absolutely. We’re seeing it on both sides of the house. We’re seeing a lot of interest as the iManage company, we’re seeing interest from the Interwoven side and vice versa. So the synergies between the two we think will give us an outstanding network of partners on a global basis.

(Jennifer Swanson):	Okay, and I think this was actually on the Interwoven call but they mentioned there were nine joint transactions. Were those—with the OEM product. Were those primarily new customers or were they into the existing customer base?

Joe Campbell:	Yeah, no the answer may be slightly different from company to company just because they may be Interwoven customers as opposed to iManage. But on our side of the house, five of those customers were brand new, four were existing customers.

(Jennifer Swanson):	And then just one last question on the Component Insight acquisition, are the people that are being added to the acquisition replacing existing R&D staff or are they supplemental to?

Mahmood Panjwani:	They are supplemental. They are not replacing any R&D staff. It’s a very solid team of R&D people with a relatively low overhead. So we believe that they’re all supplemental and will add greatly to our R&D team and actually allow us to expand R&D areas and activities, complementing what we already have.

(Jennifer Swanson):	Great, thank you.

Operator:	Your next question comes from (Russell Lind) with (Ardmore) Partners.

(Russell Lind):	Hi, great quarter guys. Thanks for taking my call. You guys are now solidly into an Interwoven iManage reseller agreement here. What have you learned about the demands and the cross-selling opportunities? And what kind of confidence does that give you going forward once the merger is complete?

Joe Campbell:	That’s a great question. I think even before getting into the agreement with Interwoven we had tremendous traction within our portion of the market. But we were seeing consolidation in the market. We were seeing end user customers that were looking for end to end solutions.

So over the course of the last six to nine months I think that has picked up steam in the market and we feel it even more, the customers are looking for single vendors to do business with. They’re looking for best in breed products that have been combined in a solution manner.

So we’re very excited about what we’re seeing and we think the future looks very, very, very bright from a pipeline and just activity perspective.

(Russell Lind):	What about with existing customers though? I mean, would you say, I mean, how would you characterize the demand of iManage customers for Interwoven’s products and vice versa?

Joe Campbell:	We’re actually seeing it on both sides so we see up-ticks on both sides of the house and we’re seeing it in multiple verticals. For example, even in our legal vertical, in corporate legal, Interwoven has a wonderful array of global companies out there that we now actually get to go back into some of those base customers with the legal offering.

We’re also seeing a demand in our base as we have been seeing over the last several years for web content management. One of the biggest components of demand that we have been seeing is the demand also within Interwoven’s base just to get a very, very heavy duty single view repository based open Java based solution. So we are really excited about all of those fronts.

(Russell Lind):	And has the sales effort gone after that as much as they could or are you kind of holding back until the merger is complete?

Joe Campbell:	Actually it’s kind of hard to hold that back. Both sales forces are extremely excited about this. I will say closing or at least having the intent to do the transaction in the August timeframe to get nine customers that quickly would be—joint customers for any transaction of this sort would be a pretty tremendous feat. So we’re very, very excited about the future.

(Russell Lind):	Great, thank you very much.

Operator:	Your next question comes from (Nate Swanson) with Bank Equity.

(Nate Swanson):	Hey guys, great job on the quarter.

Joe Campbell:	Thanks (Nate).

(Nate Swanson):	Just a housekeeping question first — the decline in deferred revenues, you mentioned a change in timing of maintenance contracts. Is that due to the timing of the acquisition wanting to push those renewals forward?

John Calonico:	That’s right (Nate). Obviously part of the intention is to avoid as big as possible of a decline in deferred revenues as a result of purchase accounting. So we’ve engineered some of the maintenance renewals to achieve, you know, a lower impact.

(Nate Swanson):	Okay. In terms of the nine Interwoven deals, were those iManage product only deals and were they competitive?

Mahmood Panjwani:	They were mostly not competitive and most of them were iManage products into existing Interwoven customer base which is exactly where we want to be, selling iManage document and collaboration management systems into the Interwoven customer base. So I would say an overwhelming majority of those were iManage products, specifically iManage Work Site MP, within the Interwoven existing customer base.

Joe Campbell:	Also (Nate), several of those were bundled. So if you look at the transactions, they were buying products from iManage going into the Interwoven base. But the good news, it wasn’t as a stand alone. It was also bundled with the use of some Interwoven product as well. So that’s I think a very exciting statistic.

(Nate Swanson):	Okay, and then maybe you could talk about the competitive landscape and how that might change after the merger is completed or do you expect it to change.

Mahmood Panjwani:	No, I think the competitive landscape has now become really fluid. We, you know, we were all quite—oh how should I say this.

We were quite pleased with the (ENT) document announcement because all of a sudden now one of the major players in our space now has to contend with a lot of hardware related cultures and values. And, you know, there’s a lot of digestion that they have to do because of the impending (unintelligible) purchase that they already have done.

So, you know, we feel that iManage and Interwoven combined now are the only true independent, you know, world class enterprise content management vendor. And we believe that we are the leader in the marketplace. And I think we have the most to gain out of the competitive shuffling that’s happening out there.

So we feel pretty good about it and we are beginning to already see anecdotal evidence from existing customers and from people in the prospect line thinking that wow, this is important and so we think the customers are (unintelligible) to us.

(Nate Swanson):	Okay, did you see (Unintelligible) or I guess (EMC) any more or less this quarter and how was your win rate in those deals?

Joe Campbell:	Actually (Nate), our win ratio against those deals specifically in the last three quarters has been very good. It’s been very encouraging. We didn’t really see any major changes in behavior this quarter on the competitive landscape from any of our competitors, to be very honest.

(Nate Swanson):	Okay. And then just finally, I think you mentioned Interwoven’s install base is a legal opportunity for you. Can you expand on that?

Joe Campbell:	Yeah (Nate). One of our verticals, and we’ve even pointed it out as a specific area for solution, as you’re aware within professional services we have a legal vertical that is basically law firms.

Another very, very attractive business to us is within large corporations some of them have sizable legal departments. So once in there with a presence, it’s very easy to do cross-selling and upselling and bring that same total cost of ownership and ROI benefit to a legal department of a large corporation that we bring to a firm.

The thing here is we already have the introduction. So we’re excited about that.

(Nate Swanson):	Okay, great. Thank you.

Joe Campbell:	Thanks (Nate).

Operator:	At this time I would like to remind everyone if you would like to ask a question, please press Star then the number 1 on your telephone keypad.

Your next question comes from (David Garragy) with American Technical Research.

(David Garragy):	Hey John, Joe, guys. I just want to congratulate you. You guys have done a great job in terms of building up the company. I just want to wish you best of luck in the combined entity.

Talking about the business though, as we’re looking forward in terms of trends, are you seeing any meaningful developments in terms of deal sizes? Are you having opportunities to go out to larger license transactions?

Mahmood Panjwani:	The answer is yes and yes. And there’s two parts of that answer. First I think, you know, we are beginning—we are continuing to see the positive nature of the overall macro economic activity. It does keep feeling better and better and it does seem that the dollars are coming back into the purchasing, you know, for the IT department. So that’s the first thing.

The second thing is that the whole Sarbanes-Oxley related compliance related issues, you know, I think our space—that the overall content management space has gained a lot of prominence and there’s a momentum building up.

So both of these two activities are—areas are resulting in a far more vigorous development of pipeline activity than we have seen in the last two years. Joe, do you want to add to that?

Joe Campbell:	Yeah, I think the wonderful thing with this (David), and thank you for the comments. We are not reliant on home runs too. I think one of the things that gets tracked very closely in our space is the very, very large transactions that companies are counting on.

So the great thing out of the opportunity, it still allows an iManage’s—and especially merging an iManage with an Interwoven to play a very, very balanced business game in here. We simply have a lot more to choose from as we run this balanced business.

(David Garragy):	And Joe or Mahmood, any comments you could give as far as any discounting that might have been involved in the quarter?

Joe Campbell:	Yeah, good question again. We’ve seen basically the same behaviors as we’ve seen in the past. I will say this —I think our strategy not competing at that bargain basement level is actually beginning to pay off.

I’ll specifically talk to the legal side. We had close to record quarter of number of conversions and we’re actually seeing in some markets the price points actually—we’re getting a little bit of relief. But I think the value of our products are just that strong.

Mahmood Panjwani:	I think also the other side in there, in connection to the previous question I mentioned, I think as people start feeling better about the overall economic condition the focus on trying to get bottom basement prices and negotiating very tough, you know, is actually (unintelligible). So we are seeing less pressure on discounting and requests for discounting. So it’s also encouraging.

(David Garragy):	Okay, good. Mahmood, Joe, John, thanks again.

Men:	Thanks (David).

Operator:	Your next question comes from (Steven Jew) with RBC Capital Markets.

(Steven Jew):	Thanks. Congratulations on the quarter guys. It was a nice quarter to see.

I’m wondering if you guys can talk now that you’ve had maybe a quarter or two, kind of talk about the Interwoven strategy into your installed base of iManage customers. And just how people are thinking architecturally of migrating or dealing with both systems and just some of the initial color just from some of your key customers.

Mahmood Panjwani:	Are you specifically talking about the Interwoven product into iManage customer base?

(Steven Jew):	Yes.

Mahmood Panjwani:	I see. You know, I mean, remember Interwoven has some really great products, right? I mean they have web content management, it’s the best in the world. Then they have the (metatagger) product and then they have their open deploy product. And so between the—and of course the digital asset management, the fourth one, right?

So the four different products that we can offer to our base of customers, of those four we believe that the web content management, the deal asset management, and the open deploy management, you know, in that order are going to be very—and (unintelligible). Let me repeat that again.

The web content management, the (metatagger), deal asset management are going to be very appealing to our base of customers in the legal and law firm markets.

So having said that though, you know, we have a very—a good, robust set of offerings as already in the law firm market. So how soon do we start offering this and what’s the timing of it, you know, it’s really dependent more on the marketing and customer feedback.

And we are very actively working with the Interwoven side and our marketing and our customers to see how quickly we will introduce those and how quickly we want to start to projecting incremental revenue for those. We are not quite there yet.

(Steven Jew):	Okay, great. And then just, you know, in terms of I guess within your legal base, you know, obviously it’s been a stronghold of your vertical.

I’m just kind of curious how penetrated you think that market is now that you’ve kind of been in there for several years now in terms of, you know, ability to add more seats especially with some of the more collaborative capabilities that the product has evolved to over the last few years.

Mahmood Panjwani:	Yeah, it is, you know, the legal vertical as most of you know is very close to my heart. It is a great vertical. It has a very long and extremely satisfied customer base of iManage. I think the penetration of the top say 1000 law firms in the U.S., iManage is maybe 40% or something like that, lower 40% around 40%. So a lot of room still to go.

And, you know, we have opportunity to upsell new products into the existing customer base ad infinitum. We can have two or three new modules coming in that we can sell to the install base for the next, you know, x number of years. So I feel that there’s a lot of room to grow. That’s just the U.S. part.

Internationally our penetration is maybe in the teens. So a lot of room to grow and the last two quarters have been particularly strong for us internationally. First to start with U.K. and now as you saw with our large Spain deal and other deals in the continent, you know, the Continental Europe is also picking up.

So we believe that the new seats that are left out there in the U.S., the relatively emerging area overseas for us, and then opportunity to upsell products that are already in the product pipeline of iManage along with the introduction of new products that we gain from Interwoven—there’s a lot of room here to go.

(Steven Jew):	And how is the year’s recent Sarbanes-Oxley application? Just in terms of maybe certain verticals that are finding that more adopting. I mean, do the legal guys see this as well? Have they seen that in their own customer base?

Mahmood Panjwani:	The Sarbanes-Oxley, you know, is probably the biggest news that’s out there. And a lot of people are trying to figure out, you know, how do they make money out of it. And every software company has got Sarbanes-Oxley this and Sarbanes-Oxley that.

iManage is actually very, very interesting in that we have had solutions, you know, for law firms which, you know, our legal vertical, legal application is all about document management and security and compliance and making sure that, you know, things are not lost and things are catalogued and audited.

So we feel that we have a huge advantage because law firm lends itself to those kinds of rules that Sarbanes-Oxley finally formalized. That’s part number one.

Part number two is we internally have been using these kinds of applications and solutions. I mean, for example my Board of Directors itself uses the iManage product to run our board meetings, to run our executive sessions, comp committee, audit committee—we’re way ahead of everybody else.

And I may have mentioned in the past, there was no training required for our Board of Directors. So when we went out to show this solution to Tyco it was pretty quick, you know. It was a very, very fast sell. And we have several deals now in the pipeline for Sarbanes-Oxley.

So we believe that this may be one of the biggest things that’s happening out there and we are very, very excited about that.

(Steven Jew):	Okay, great. Thanks.

Operator:	Once again, I would like to remind everyone if you would like to ask a question please press Star then the number 1 on your telephone keypad.

At this time there are no further questions.

Jennifer Lee:	Great. Thank you (Lisa). And thank you all for joining us today. That concludes our call. We look forward to talking to you down the road. Thank you.

Operator:	This concludes the conference. You may now disconnect.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the proposed merger with Interwoven, Inc., financial outlook, merger and acquisition activities, products and other business developments, market or customer needs, expected synergies and our historical results that may suggest trends for our business are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger is delayed, does not close or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates and actual or perceived declining economic conditions that could negatively affect sales and profits. Additional information concerning factors that could cause iManage’s actual results to differ materially from those contained in the forward-looking statements or elsewhere can be found in iManage’s filings with the SEC, which are available on a Website maintained by the Securities and Exchange Commission at www.sec.gov. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, iManage’s results could differ materially from its expectations in these statements. iManage undertakes no obligation and does not intend to update these forward-looking or other statements in this transcript.

ADDITIONAL INFORMATION ABOUT THE iMANAGE AND INTERWOVEN MERGER AND WHERE TO FIND IT

On October 8, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC, a Registration Statement on Form S-4 (File No. 333-108262) containing a definitive joint proxy statement/prospectus regarding the merger. The definitive joint proxy statement/prospectus has been mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read this definitive joint proxy statement/prospectus and any other relevant materials filed by Interwoven and iManage with the SEC when they become available because they contain or will contain important information about Interwoven, iManage and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

The officers and directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the definitive joint proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on October 8, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.